Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005, 20/07/2007.

Part 1 - Application for admission to the official list

Name of entity	ABN
Allied Gold Mining PLC	The registration of Allied Gold Mining PLC as a foreign company with ASIC is pending. We will provide the ARBN as soon as the company is registered. We anticipate this will be by 10 June 2011.

We (the entity) apply for admission to the +official list of ASX Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	90,304,054	CHESS Depositary Interests
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class

Number not to be quoted	+Class
To be provided following the Scheme record Date	Unlisted Options
250,000	Director Options expiring 31 December 2011 at GBP 1.26
5,154,166	Director Options expiring 31 December 2013 at GBP 1.80
41,666	Employee Options expiring 31 December 2013 at GBP 1.80
2,414,583	Employee Options expiring 31 October 2011 at GBP 1.26
2,062.500	Director Options expiring 30 November 2011 at GBP 1.26
114,012,743	Shares traded on other exchanges

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Attn: Frank Terranova (Company Director) Tel: +61 7 3252 5911 Fax: +61 7 3252 3552 E: fterranova@alliedgold.com.au c/- Prospera Partners Pty Ltd Unit B9 431 Roberts Road Subiaco WA 6008
5	Address of principal +security registries for each +class of +security (including +CDIs)	Computershare Investor Services Pty Limited Level 2, 45 St Georges Terrace Perth WA 6000, Australia
6	Annual balance date	31 December

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Mr Mark Caruso (Executive Chairman, CEO)
8	Name and title of chairperson of directors	Mr Mark Caruso (Executive Chairman, CEO)

+ See chapter 19 for defined terms.

9	Names of all directors	Mr Mark Caruso (Executive Chairman, CEO) Mr Frank Terranova (Executive Director, CFO) Mr Terence (Sean) Harvey (Independent Director) Mr Montague House (Non Exec. Director) Mr Anthony Lowrie (Non Exec. Director) Mr Gregory Steemson (Non Exec. Director)

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	At each annual general meeting of the Company, one third of the Directors (not including Directors appointed pursuant to Article 77 of the Articles of Association (Power of Board to appoint Directors) or, if their number is not three or a multiple of three the number nearest to but not exceeding one-third is required to retire from office by rotation. Any Director appointed pursuant to Article 77 (Power of Board to appoint Directors) is required to retire at the first annual general meeting of the Company following his appointment and is not be taken into account in determining the number of Directors who are to retire by rotation at that meeting. At each annual general meeting, any Director who was elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year must retire by rotation. At any general meeting at which a Director retires under any provision of these Articles, the Company may by ordinary resolution fill the vacancy by re-electing the retiring Director or some other person who is eligible for appointment and willing to act as a Director. If by arrangement with the Board, or any committee authorised by the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board, or any committee authorised by the Board, may from time to time determine.
11	Name and title of company secretary	Norose Company Secretarial Services Limited
12	Place of incorporation	London, United Kingdom
13	Date of incorporation	7 March 2011
14	Legislation under which incorporated	*Companies Act 2006* (UK)
15	Address of registered office in Australia	c/- Prospera Partners Pty Ltd Unit B9 431 Roberts Road SUBIACO WA 6008
16	Month in which annual meeting is usually held	Allied Gold Mining PLC is a newly incorporated company and has not yet held an annual meeting.
17	Months in which dividends are usually paid (or are intended to be paid)	Allied Gold Mining PLC is a newly incorporated company and has not yet paid dividends and does not intend to declare or pay a dividend in relation to the company in the foreseeable future but, subject to the availability of sufficient distributable profits, the directors do intend to commence the payment of dividends when it becomes commercially prudent to do so.

+ See chapter 19 for defined terms.

18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	Computershare Investor Services Pty Limited Level 2, 45 St Georges Terrace Perth WA 6000, Australia
18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	Allied Gold Limited c/- Prospera Partners Pty Ltd Unit B9 431 Roberts Road Subiaco WA 6008

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	Not Applicable.
20	Name and title of chairperson of directors of responsible entity	Not Applicable.
21	Names of all directors of the responsible entity	Not Applicable.
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Not Applicable.
23	Name and title of company secretary of responsible entity	Not Applicable.

+ See chapter 19 for defined terms.

23A	Trusts only - the names of the members of the compliance committee (if any)	Not Applicable.
24	Place of registration of the entity	Not Applicable.
25	Date of registration of the entity	Not Applicable.
26	Legislation under which the entity is registered	Not Applicable.
27	Address of administration office in Australia of the entity	Not Applicable.
28	If an annual meeting is held, month in which it is usually held	Not Applicable.
29	Months in which distributions are usually paid (or are intended to be paid)	Not Applicable.
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	Not Applicable.
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	Not Applicable.

+ See chapter 19 for defined terms.

About the entity

All entities

Item	Tick	Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Under the Share Scheme existing Shares in Allied Gold Limited will be exchanged for CDIs in Allied Gold Mining PLC on a six for one basis. As Allied Gold Limited shares are currently trading at over $0.50 per share, we anticipate that Allied Gold Mining PLC CDIs will exceed the 20 cent minimum issue/sale price on listing on ASX. Evidence of Allied Gold Mining PLC's compliance with the spread requirements will be provided following the Scheme Record Date.
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	ASX granted a waiver to the company dated 20 May 2011 to treat the Scheme Booklet dated 28 April 2011 as the information memorandum for the purposes of its application to list. Refer to Annexure 6.
33	☐	Cheque for fees	To be provided to ASX following the Second Court Hearing
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	Section 6.2 of the Scheme Booklet.
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Copies of all contracts referred to the in Scheme Booklet are enclosed with this application as Annexure 1.

+ See chapter 19 for defined terms.

36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	Not Applicable.
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	Not Applicable.
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Refer to attached Allied Gold Mining PLC certificate of incorporation dated 20 May 2011 (Annexure 2)
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	Not Applicable.
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Refer to attached Allied Gold Mining PLC Articles of Association (Annexure 3). A summary of the company's Articles is set out in section 13.7 of the Scheme Booklet.
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Refer to the waiver granted to by the ASX dated 20 May 2011 (Annexure 6). If the ASX requires further information, we will provide this.
42	☒	A brief history of the entity or, if applicable, the group	Section 12(2) of the Scheme Booklet.
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Refer attached application and agreement for use of electronic lodgement facility and entity details (Annexure 4).

+ See chapter 19 for defined terms.

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	We confirm that Allied Gold Mining PLC CDIs are eligible to be quoted under the listing rules.
44	☒	Voting rights of +securities to be quoted	Refer to section 6.7 of the Scheme Booklet.
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	A specimen holding statement is enclosed with this application as Annexure 5.
46	☒	Terms of the +securities to be quoted	The terms of the CDIs are set out in section 6 of the Scheme Booklet.
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided following the Scheme Record Date
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided following the Scheme Record Date
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided following the Scheme Record Date
50	☐	Terms of any +debt securities and +convertible debt securities	Not applicable
51	☐	Trust deed for any +debt securities and +convertible debt securities	Not applicable
52	☐	Deleted 24/10/2005.	Not applicable

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	Not applicable
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Not applicable
55	☐	The date that the vendor acquired the +classified asset	Not applicable
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	Not applicable
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	Not applicable
58	☐	Full details of the +classified asset, including any title particulars	Not applicable
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	Not applicable
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	Not applicable
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	Not applicable

About the entity's capital structure

All entities

+ See chapter 19 for defined terms.

62 Deleted 1/9/99.

63	☒	A copy of the register of members, if ASX asks	Will be provided if requested.
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	Not applicable, Allied Gold Mining PLC is a newly incorporated entity.
65	☒	The terms of any +employee incentive scheme	Refer to section 12.1(9) in the Scheme Booklet.
66	☐	The terms of any +dividend or distribution plan	The company does not have a dividend or distribution plan.
67	☒	The terms of any +securities that will not be quoted	Refer to Annexure J of Scheme Booklet and section 8.1 of the Option Explanatory Statement

68 Deleted 1/7/98.

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☐	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	Details to be provided following the Scheme Record Date.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Not applicable
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	Details to be provided following the Scheme Record Date.
73	☒	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	The existing security holders of Allied Gold Limited will be entitled to participate in an issue of Allied Gold Mining PLC securities under the Schemes as described in the Scheme Booklet and Option Explanatory Statement.
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	Upon implementation of the Share Scheme, Allied Gold Mining PLC's child entities will be those entities set out in section 13.2 of the Scheme Booklet. The nature of Allied Gold Mining PLC's business will be the same as the business conducted by Allied Gold Limited and its child entities as at the date of this application (see section 13.2 of the Scheme Booklet).

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

+ See chapter 19 for defined terms.

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☒	Evidence that the entity has been in the same main business activity for the last 3 full financial years	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
76	☒	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
76A	☒	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
77	☒	Audited +accounts for the last 3 full financial years and audit reports	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
78 - 79		Deleted 1/7/97.	
80	☒	Half yearly +accounts (if required) and audit report or review	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
80A	☒	Pro forma balance sheet and review	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
80B	☒	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
81B	☒	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
81C	☒	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.

Where is the information or

+ See chapter 19 for defined terms.

			document to be found? (eg, prospectus cross reference)
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
87A	☒	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
87B	☒	Audited balance sheet (if required) and audit report	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
87C	☒	Pro forma balance sheet and review	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

About the entity's business plan and level of operations

All entities

+ See chapter 19 for defined terms.

Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
106 ☒ Details of the entity's existing and proposed activities, and level of operations. State the main business	Allied Gold Mining PLC's present intention is to continue the business of Allied Gold in its current form, maintaining and continuing to develop its current assets. Allied Gold is primarily a gold mining and exploration entity. Allied Gold Mining PLC does not intend to make any changes to the employees of Allied Gold or to redeploy assets. Refer to section 12 of the Scheme Booklet.
107 ☒ Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.

Information memorandum requirements

All entities

108 ☒ If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
109 ☒ The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	A copy of each director's signature is provided in Annexure 7.
110 ☒ The date the information memorandum is signed	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
111(a) ☒ Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Please refer to section 15.6 of the Scheme Booklet.

+ See chapter 19 for defined terms.

111(b)	☒	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	Please refer to section 15.6 of the Scheme Booklet.
111(c)	☒	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Please refer to section 15.6 of the Scheme Booklet.
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Not applicable
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	Not applicable
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Not applicable
113	☒	A statement that ASX does not take any responsibility for the contents of the information memorandum	Refer to section 3.6 of the Scheme Booklet.
114	☒	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	A waiver from this requirement has been obtained on the condition that Allied Gold Mining PLC provides an equivalent statement to the market at the time the company is admitted to the official list of ASX and states the reason for not having included the statement in the Information Memorandum and such statement is signed by the company's chairman.
115	☒	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Refer to sections 15.14 and 15.15 of the Scheme Booklet.

+ See chapter 19 for defined terms.

116	☒	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.
117	☒	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	A waiver from this requirement has been obtained. A copy of ASX's decision is enclosed with this application as Annexure 6.

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	Not Applicable.

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	Not Applicable

+ See chapter 19 for defined terms.

Other information

All entities

			Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	Not Applicable
121	☐	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Not Applicable
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	Not Applicable
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	Not Applicable.
123A	☒	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	As Allied Gold Mining PLC is a newly incorporated entity, there is no such information. Allied Gold Limited has provided all such information to ASX in accordance with its obligations under the Listing Rules.

+ See chapter 19 for defined terms.

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	Previously disclosed in relation to Allied Gold Limited. Further information will be provided to ASX if required.
125		Deleted 1/7/97	
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	Previously disclosed in relation to Allied Gold Limited. Further information will be provided to ASX if required.
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	Previously disclosed in relation to Allied Gold Limited. Further information will be provided to ASX if required.
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	Previously disclosed in relation to Allied Gold Limited. Further information will be provided to ASX if required.
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	Previously disclosed in relation to Allied Gold Limited. Further information will be provided to ASX if required.

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated:

Signed for and on behalf of **Allied Gold Mining PLC** by its authorised representative in the presence of:

....	....
Signature of witness	Signature of authorised representative
....	....
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)
....	
Address of witness	

+ See chapter 19 for defined terms.